The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

September 27, 2007
Ms. Donna Levy, Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3292
Fax: (202) 772-9220

Re:	Coil Tubing Technology Holdings, Inc.
Registration Statement on Form SB-2
File No. 333-144677
Filed July 18, 2007

Dear Ms. Levy,

We have enclosed three red-lined copies of the amended registration statement for your review.  In response to your comment letter dated August 14, 2007, Coil Tubing Technology Holdings, Inc. (the “Company,” “CTT,” “we,” and “us”) has the following responses:

General

1.
We note that Coil Tubing Technology, Inc., a Nevada corporation (Coil Tubing), your parent company, was formerly called IPMC Holdings Corp. Coil Tubing is a delinquent filer, having not filed any reports as required by the Securities Exchange Act of 1934 since May, 2003. Please disclose in your prospectus that your parent is a delinquent filer, supplementally, tell us when Coil Tubing intends to remedy its delinquent filer status.

RESPONSE:

We have disclosed that our Parent, Coil Tubing Technology, Inc. is a delinquent filer under “Information Required in Prospectus” and “Description of Business.”  The Company’s current management has no present plans to bring Coil Tubing current in its Securities and Exchange Act filings and instead plans to focus the majority of its resources on the Company; however, following the distribution, Coil Tubing’s future management may determine it is in Coil Tubing’s best interest to take steps to bring Coil Tubing current in its Securities Act filings.

2.
Supplementally, please provide us with information on Coil Tubing, Specifically provide a detailed description of Coil Tubing's business and identify its current management and directors, providing the information required by Items 101 and 401 of Regulation S-B. Provide a beneficial ownership table for Coil Tubing that complies with the requirements of Item 403 of Regulation S-B, Finally state the total number of shareholders of the stock of Coil Tubing.

RESPONSE:

Coil Tubing’s current sole officer and Director is Jerry Swinford, the sole officer and Director of Coil Tubing Technology Holdings, Inc.

Mr. Swinford has served as the Company’s President and Director since July 1999 and as Chief Financial Officer, Secretary and Treasurer of the Company since May 24, 2007. Since January 2006, Mr. Swinford has served as Chief Executive Officer of Coil Tubing Technology, Inc., our current parent company. From July 1995 until November 1998, Mr. Swinford served as the Director of the Thru Tubing and Manufacturing Division of Ponder Industries in Houston, Texas. From June 1995 until June 1996, Mr. Swinford was President and sole director of Reel Tubing Components, Inc. From January 1990 until June 1995, Mr. Swinford served as a Division Manager at Houston Engineers in Houston, Texas. For more than fifteen years, Mr. Swinford was employed by Dresser Industries where he held various research and development and managerial positions. For the last three years of his tenure with Dresser Industries, Mr. Swinford also served as the Eastern U.S. Division Manager for Sales and Operations for multiple oilfield products divisions for Dresser Oil Tools in New Orleans, Louisiana.

Mr. Swinford is a member of the Intervention & Coiled Tubing Association (ICOTA), and was formerly a member of the Society of Petroleum Engineers (SPE), and the International Association of Drilling Contractors (IADC).

All of Coil Tubing’s operations are currently conducted through Coil Tubing Technology Holdings, Inc., and subsequent to the spin-off of Coil Tubing Technology Holdings, Inc., which conducts all of the operations of the Company; Coil Tubing will have no operations.

We have also included a table which complies with Item 403 of Regulation S-B for Coil Tubing and have included the total number of record shareholders of Coil Tubing as you have requested.

3.
Please advise us of the status of the transaction contemplated by the letter of intent dated November 21, 2006 among Tree Top Industries, Inc. (TTIL.OB), Coil Tubing Technology, Inc. (CTBG.PK) and Grifco International, Inc. (GFCLPK), We note disclosure in Tree Top's Form 10-Q for the quarter ended March 31,2007 that, although pursuant to its terms the letter of intent had expired, Tree Top is proceeding with a contemplated transaction whereby Tree Top will exchange preferred shares to be issued by its wholly-owned subsidiary Coil Tubing Technology Group, Inc., a Nevada corporation, in exchange for all the issued and outstanding shares of Coil Tubing Holdings Inc., a Texas corporation and your subsidiary, currently held by Coil Tubing Technologies, Inc.

RESPONSE:

We terminated the Letter of Intent concerning Tree Top Industries, Inc. (“Tree Top”) and Grifco International, Inc. in May 2007.  We are aware that Tree Top’s most recent quarterly filing refers to the termination of the Letter of Intent.

4.	Provide the information required by Items 508 and 509 of Regulation S-B.

RESPONSE:

The Item 508 information was previously provided in the filing, however the heading for that information was not clear.  As such, we have renamed the previous heading “Manner of effecting the Distribution” to “Plan of Distribution” to make that information clearer.  The Item 509 Interest of Named Experts and Counsel was already in the Prospectus, but we have expanded upon such disclosure to make it clearer that The Loev Law Firm, PC holds no ownership interest and does not  beneficially own any of CTT’s securities.

Calculation of Registration Fee

5.
We note that you have relied on Rule 457(f)(2) to calculate the registration fee. Rule 457(f) relates to calculating the filing fee if the transaction relates to securities offered in an exchange for other securities, or in a reclassification or recapitalization which involves the substitution of a security for another, a merger, a consolidation or a similar plan of acquisition, and is not applicable to your filing. Since the transaction you describe in your SB-2 is a spin-off to the shareholders of your parent, advise why you relied on subsection (f) to calculate the registration fee.

RESPONSE:

We have revised the disclosure throughout the Form SB-2 to state that the shareholders who will receive shares in the distribution will sell the shares at $0.10 per share, until the Company is able to obtain a market maker to quote its securities on the OTCBB, if ever, and revised the filing fee information appropriately.

Cover Page of the Prospectus

6.
In your disclaimer regarding the risk posed by the spin-off, you state that investors should purchase shares only if they can afford a complete loss of their investment. Since the spin-off will occur with no action taken by the shareholders, and they are not required to make any payments, the reference to a purchase is confusing. Please revise the disclaimer accordingly. Please make the similar revisions throughout the prospectus, such as to the lead-in paragraph on page 12.

RESPONSE:

We have revised the Registration Statement throughout in connection with your comment above.

Information Required in Prospectus

7.
On page 5, in your discussion regarding the history of your share capitalization, please disclose that on June 19, 2007, you issued 1,000,000 shares of Series A Preferred Stock to Mr. Swinford, which preferred stock gives him the right, in aggregate, to vote on all shareholder matters equal to 51% of the total vote. Disclose that, by its terms, the Series A will be entitled to this 51% of the total vote no matter how many shares of common stock or other voting stock may be issued or outstanding in the future. Please also disclose that, subsequent to the forward stock split on June 19, 2007, you issued to Mr. Swinford 1,000,000 shares of common stock upon execution of his employment agreement dated July 1, 2007.

RESPONSE:

We have updated the Registration Statement as you have requested.

8.	In this section, briefly disclose the nature of your business, including your products, your customers, and your main sources of revenue.

RESPONSE:

We have updated the Registration Statement with the disclosures you requested.

9.	Include a description of the business of Precision Machining Resources, Inc., which you have identified as a subsidiary.

RESPONSE:

We have included the information you have requested.

Prospectus Summary

10.	We note your reference to your website and that your website is under construction. Please disclose that and state when you expect it to be functional.

RESPONSE:

We have updated our disclosure regarding our website as you have requested.

11.
In order to aid investor understanding, please add an organizational chart that shows your current organizational structure, including your parent and subsidiaries. In the organizational chart include next to each company's name the defined term that you use to identify it throughout the prospectus.

RESPONSE:

We have added the information you have requested.

Key Facts About Our Company and This Prospectus

12.
You state under "Shares to be Distributed," on page 6 that the shares being distributed by Coil Tubing will constitute only 95.2% of your outstanding shares after the distribution. Please clarify that the remaining 4.8% of common stock will be held by Mr. Swinford, but that by virtue of his ownership of the Series A preferred stock, he will control 53.3% of the voting stock.

RESPONSE:

We have updated the Registration Statement as you have requested.

Offering Price

13.	You make reference to selling shareholders. Please further explain what you mean by this reference.

RESPONSE:

The reference to “selling shareholders” was meant to refer to those shareholders of Coil Tubing Technology, Inc. (“Coil Tubing”) who would receive the registered shares of the Company in the offering.  The references to “selling shareholders” in the Prospectus have been revised to “shareholders.”

Questions and Answers Concerning the Stock Distribution

Why Are We Engaging in this Distribution?

14.
We note that you state that a reason that you are doing the spin-off is to afford you an opportunity to obtain audited financial statements and trade on the OTCBB. Since you already have audited financial statements, please explain what you mean by this statement.

RESPONSE:

We have updated the disclosure to state the reason for the spin-off is as follows, to:

“[Afford] us the opportunity to obtain audited financial statements for us and trade our common stock on the Over-The-Counter Bulletin Board, instead of the Pink Sheets, where Coil Tubing currently trades.  Coil Tubing has been unable to obtain audited financial statements to date, and by spinning-off our assets and operations we are able to become a fully reporting company and move forward with the registration of the shares disclosed herein, and the planned future trading of our common stock on the Over-The-Counter Bulletin Board”

15.
We note that you also state that a reason you are pursuing the spin-off is to allow you and Coil Tubing to pursue different operating strategies, given your different business environments and competitive market strategies. We also note that in a press release dated August 2, 2007 issued by Grifco International, the parent of Coil Tubing, the business of-Coil Tubing was described as specializing" in the design of tools for the coil tubing industry, concentrating on four categories of coil tubing applications: thru tubing fishing, thru tubing work over, pipeline clean out and coil tubing drilling." Since this description matches the description of your business in the SB-2, please describe the business of Coil Tubing after the distribution.

RESPONSE:

We have revised the previous disclosure to remove the prior reference to separate business strategies between us and Coil Tubing subsequent to the Distribution.  Coil Tubing has very limited operations separate from us, and substantially all of Coil Tubing’s business operations are conducted through us.  As a result, subsequent to the Distribution, Coil Tubing will have no operations, assets and/or revenues.

Risk Factors

General

16.	The Risk Factors section must immediately follow the Summary section. Please refer to Item 503(c)(2) of Regulation S-B. Please revise the prospectus accordingly.

RESPONSE:

We have revised the Registration Statement accordingly.

17.
Delete all language that mitigates the risk you discuss, which generally includes sentences that begin with the word "although." For example, in the risk factor entitled "We require additional financing to implement our business plan..." on page 12, delete the discussion about money previously raised by Coil Tubing. Delete the first clause in the second sentence in the risk factor entitled "If we are unable to adequately protect our intellectual property rights..." on page 15.

RESPONSE:

We have revised the Registration Statement accordingly.

18.	Please include risk factor disclosure regarding the fact that the majority of your current assets consist of accounts receivable.

RESPONSE:

As of June 30, 2007, this is no longer true with accounts receivable accounting for only 23.5% of current assets and cash making up the balance of 76.5%. Therefore we do not think that this disclosure is currently necessary.

19.
Please add a risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. Discuss the risks to the company in regard to the approval of related party transactions, the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

RESPONSE:

We have added a risk factor titled “We Face Corporate Governance Risks and Negative Perceptions of Investors Associated with the Fact That We Currently Have Only One Officer and Director.”

20.	Add a risk factor that addresses the taxability of the distribution to investors.

RESPONSE:

We have expanded our prior risk factor “The Distribution of Our Shares May Result in Tax Liability” to refer shareholders to our expanded discussion of the potential tax liability of the Distribution described below in the document.

Our sales are subject to seasonal rules.

21.	To help put this risk factor into context, disclose the states, provinces, or geographic areas in which you operate.

RESPONSE:

We have added the information you requested to the amended filing.

Risks Related to Our Industry

22.
You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factor entitled "Our results of operations may he negatively affected by sustained downturns or sluggishness in the economy..," you list several factors that could affect your operations. Revise your disclosure to explain how each of these factors specifically relate to your operations.

RESPONSE:

We have revised the risk factor as you requested.

Competition from new and existing competitors

23.
Please provide more specific disclosure regarding your competitors. Your discussion in this risk factor implies that you compete with all companies in the oil and gas industry. We note, however, that your operations are within a very small subsection of that industry related to coil tubing.

RESPONSE:

We have further clarified the risks associated with competition from competitors in the amended filing as you have requested.

The distribution may cause the trading price of Coil Tubing's common stock to decline.

24.	Disclose the current trading price of Coil Tubing's common stock, as well as the historical trading price for the past 3, 6 and 12 months.

RESPONSE:

We have revised the risk factor with the disclosure you have requested.

Directors. Executive Officers. Promoters and Control Persons

Jerry Swinford.

25.
We note that Mr. Swinford is the CEO of Coil Tubing. Please state how much time he will devote to your business and to the business of Coil Tubing. Please add a risk factor that addresses the fact that Mr. Swinford will not devote 100% of his time to your business and the inherent conflicts in regard to Mr. Swinford's employment with Coil Tubing and the fact that there is no policy in place in regard to the allocation of corporate opportunities.

RESPONSE:

We have added a risk factor entitled “Our Sole Officer and Director is Also the Sole Officer and Director of Our Parent, Coil Tubing, and As Such, May Not Be Able to Devote Sufficient Time to Our Operations,” including the disclosure you have requested.  We have also included a disclosure of the amount of time that Mr. Swinford spends on Company matters and on Coil Tubing matters under “Directors, Executive Officers, Promoters and Control Persons.”

26.
We note your discussion in the third paragraph in this section. Given that you have only one officer and director, your use of plural words when referring to directors and officers is confusing. Please revise your disclosure accordingly.

RESPONSE:

We have revised the wording used to make it clear that we only have one officer and Director.

Employment Agreement

27.	We note that the employment agreement is deemed to be constructively terminated upon a "change of control," Please define the term "change of control."

RESPONSE:

Mr. Swinford has entered into an amended employment agreement with the Company to clarify the definition of “Change of Control,” and additional disclosure of such definition has been added to the amended Registration Statement.

28.
We note that under Section 8 of the employment agreement, Mr. Swinford retains all rights to any inventions he may discover, originate or invent, either alone or with others. Please describe this right in the prospectus, and add a risk factor discussing this risk.

RESPONSE:

We have added disclosure of the risk referred to above under the description of the Employment Agreement and added a risk factor expanding upon the risk which is titled “Mr. Swinford Will Retain the Rights to and Ownership of Any Inventions He May Discover, Originate or Invent, Either Alone or with Others Pursuant To His Employment Agreement.”

29.
We note that the license agreement may be terminated if "Mr. Swinford determines that the quality of the Property is substandard." Please clarify what you mean by this statement, and state that, in accordance with section 9.02 of the Agreement, Mr. Swinford's determination must be reasonable.

RESPONSE:

We have clarified that Mr. Swinford can terminate the License Agreement in the “event that Mr. Swinford reasonably determines that the Property we manufacture or cause to be manufactured under the Licensing Agreement is of low or substandard quality.”

30.
We note that under section 9.06 of the licensing agreement, it may he terminated by Mr. Swinford if you fail to "meet or exceed" the minimum royalty payments. Please clarify what this phrase means in regard to Mr. Swinford's ability to terminate the agreement.  It appears that Mr. Swinford could terminate the agreement even if only the minimum payments were due and you had made them.

RESPONSE:

Mr. Swinford has entered into an amended Licensing Agreement with the Company to clarify that Mr. Swinford may only terminate the agreement if the Company does not “meet” the minimum royalty payments, which amended Licensing Agreement is disclosed in the amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management

31.	Provide a table showing the beneficial owners of all of your outstanding securities before the distribution.

RESPONSE:

We have added a table disclosing the beneficial owners of our outstanding securities prior to the distribution and clarified that the prior table relates to the beneficial owners subsequent to the distribution.

32.	Update your disclosure to reflect the spin-off by Grifco of the stock of Coil Tubing.

RESPONSE:

The Security Ownership table in our amended filing reflects the spin-off by Grifco of the stock of Coil Tubing which it held prior to such spin-off.

33.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities owned by Grifco International Inc.

RESPONSE:

We have included the information you have requested.

Description of Business

34.
Please reorganize your disclosure to differentiate the discussions of stock transactions pertaining only to your parent company from those pertaining to you. Additionally, expand your disclosure to include details sufficient to clarify how $200,000 worth of Grifco common stock, which you indicate was part of the consideration given to Mr. Swinford in exchange for 100 percent of your shares which he held and then conveyed to Grifco, resulted in settlement of an $800,000 debt owed by you to a third party. The manner by which you have accounted for this transaction should be clear.

RESPONSE:

We have revised the amended filing as you requested.

Description of Business

Dependence on One or a Few Major Customers, page 34

35.
We note that 3 customers accounted for more than 10% of your net sales for the year ended December 31, 2006. Please revise to disclose the names of these customers. See Item 101(c)(l)(vii) of Regulation S-K. Additionally, describe the material terms of your commercial relationships with these significant customers, including the material terms of any contractual arrangements with the customers that were significant in 2006. Finally, please file your agreements with these 3 customers as exhibits to this registration statement.

RESPONSE:

We have included the names of our three largest customers for 2006 as you have requested and disclosed that we do not have any contracts in place with those companies.

Patents. Trademarks and Licenses

36.
Describe the use of the patents in your business that are owned by Mr. Swinford and their importance to your operations and financial results. If material, add a risk factor that discusses the risk to investors if you were required to pay royalties for the use of the patents, or you lost your right to use them.

RESPONSE:

We have revised the amended Registration Statement with the disclosure you have requested.  We have also included additional disclosures about the risks you have referred to, in the risk factor entitled “Mr. Swinford Will Retain the Rights to and Ownership of Any Inventions He May Discover, Originate or Invent, Either Alone or with Others Pursuant To His Employment Agreement.”

37.        Provide the information required by Item 101 (b) of Regulation S-B.

RESPONSE:

We have provided the information you have requested in the amended Registration Statement.

Management's Discussion and Analysis

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

38.
We note your disclosure that a significant portion of your sales for 2005, which occurred during the period from March 2005 through November 2005, were recorded by your parent company (Grifco), but not reflected in your results of operations during that period. Please revise your disclosure to include details sufficient to understand why this does not constitute an error that would require your financial statements to be amended to reflect all of your sales revenue and all related costs.

RESPONSE:

The Company’s previous disclosure was incorrect and we have revised the amended Registration Statement accordingly to state that the increase in sales was due solely to increased demand for our products and services.

39.	We note your disclosure of the employment agreement with your CEO on page 24. Please expand your MD&A to discuss the impact this agreement is expected to have on your future operating results.

RESPONSE:

We have revised the Registration Statement to include the information you have requested under our discussion of MD&A.

Liquidity and Capital Resources

40.
We note your disclosure regarding $250,000 in funds raised by Coil Tubing through a subscription, which funds were subsequently transferred to you. Please provide us with more detail with respect to the Coil Tubing financing. For example, tell us how many shares of Coil Tubing were issued and outstanding prior to the transaction, and how many shares are issued and outstanding after the transaction (assuming the warrants will be exercised). Tell us the name of the subscribing shareholder and the net amount of funds that Coil Tubing transferred to you. You state that you anticipate Coil Tubing transferring $250,000 in funds if a shareholder exercises an option to purchase 10 million units in Coil Tubing. Please state why you think this will occur if you are spun-off from Coil Tubing. Disclose whether you will provide Coil Tubing with any consideration for such transfer.

RESPONSE:

Prior to the original sale of 11,363,636 units (consisting of one share of common stock and one three year warrant to purchase one share of common stock at an exercise price of $0.022 per share, the “Units”) to Bert Pohlmann, an individual, in April 2007, there were 104,200,794 shares of Coil Tubing outstanding.  After the sale of the April 2007 Units, there were 115,564,430 shares of common stock of Coil Tubing outstanding, and assuming the exercise of all of the warrants granted in connection with the April 2007 sale, there will be 126,928,066 shares of common stock of Coil Tubing outstanding.  In August 2007, Coil Tubing sold an additional 11,363,636 Units to Mr. Pohlmann, at which time there were 126,928,066 shares of common stock outstanding of Coil Tubing.  Assuming the exercise by Mr. Pohlmann of the 11,363,636 April 2007 warrants and the 11,363,636 August 2007 warrants, there will be 149,655,338 shares of Coil Tubing outstanding.

Coil Tubing transferred all $500,000 of the funds received through the Pohlmann subscriptions to the Company to pay expenses in connection with the Distribution and for working capital.  Additionally, we anticipate that Coil Tubing will transfer any funds it receives through the exercise of the investors warrants to us until the date the Distribution is affected.  We have not and have no plans to provide Coil Tubing any consideration for the transfer of the subscription funds (or any funds received in connection with the exercise of warrants) to us.

Certain Relationships and Related Transactions

41.	Provide in a tabular format the information required by Item 404(c) in regard to Mr. Swinford.

RESPONSE:

We have added the information you have requested in the revised filing.

42.	Describe here, or provide a cross reference to, the employment agreement, license agreement, and loans from Mr. Swinford.

RESPONSE:

We have revised the Registration Statement with the information you have requested.

Executive Compensation

43.
Add a brief discussion of all compensation actions taken since the end of your last fiscal year. We note particularly the 1 million shares of series A preferred stock granted to Mr. Swinford, the 1 million shares of common stock granted to Mr. Swinford, and the salary currently payable to Mr. Swinford under the terms of his employment agreement.

RESPONSE:

We have updated the discussion of Executive Compensation with a new section titled “Recent Events Relating to Executive Compensation,” which includes the information you have requested.

Compensation Discussion and Analysis

44.
We note your disclosure that Mr. Swinford's salary will be adjusted to reflect the varying levels of position responsibilities and individual executive performance, and your discussion under "Criteria for Compensation Levels" on page 39, wherein you state that you consider many factors including an individual's performance. Reconcile these statements with the fact that Mr. Swinford's compensation automatically increases by at least 10% a year and his entitlement to automatic awards of common stock, both without regard to his performance.

RESPONSE:

We have clarified that the language you referred to, regarding varying base salaries was meant to refer to those executive officers the Company may hire in the future who are not subject to Employment Agreements.

45.
We note your statement on page 39 that "The Company has always sought to attract and retain qualified executives..." Please disclose whether the company has had any executives other than Mr. Swinford. If so, please describe their qualifications.

RESPONSE:

The Company has not at any time had any other executive officers other than Mr. Swinford; it has however had other Directors, including Ms. Lois Newman.  Additional disclosure has been added under “Certain Relationships and Related Transactions” relating to the time period that Ms. Newman served as a Director of the Company.

46.
We note your statement on page 39 that "The Board of Directors (in establishing compensation levels for Mr. Swinford) and the Company (in establishing compensation levels for all employees of the Company) consider many factors..." Please identify the persons that comprise your board and "the Company".

RESPONSE:

As stated at the beginning of the Compensation Discussion and Analysis section, Jerry Swinford is the Company’s sole executive officer and Director.  Additional disclosure regarding the fact that the Company only has one Director, Mr. Swinford, has been added to the sentence to which your question referred.

Compensation Philosophy and Strategy.

47.
Please revise this section to apply to your current practices and avoid all boilerplate disclosure. As examples, we note your statement that your compensation plans will reward individual and group contributions and results and that a portion of compensation will be based on financial results and actions, but that you provide compensation to Mr. Swinford without regard to performance; and your statement that your compensation program "may" consist of short-term and long variable incentives, but that you provide long-term incentives to Mr. Swinford.

RESPONSE:

                We have revised the disclosure in the amended Registration Statement to clarify that Mr. Swinford already has an Employment Agreement in place and that we already provide long-term incentives to Mr. Swinford in connection with his Employment Agreement.  We have also combined and clarified the prior Compensation Philosophy relating to all employees and key personnel into one discussion relating to all of our employees.

45.	Identify the "similarly situated" companies you used to set Mr. Swinford's compensation, and state where Mr. Swinford's compensation falls in the range of compensation paid by those companies.

RESPONSE:

Mr. Swinford’s compensation as provided in his Employment Agreement was based on (a) his historical compensation levels which he was paid prior to his entry into the Employment Agreement, (b) his experience in the industry, and most importantly (c) his contributions to our historical success.  Mr. Swinford’s compensation was not based on those salaries paid by any specific “similarly situated” companies.  The discussion of the Company’s base compensation of its employees from the original Registration Statement being “established within the range of compensation of similarly situated companies” was meant to refer to the Company’s other employees and/or any new employees moving forward.  That paragraph has been removed for clarity purposes from the amended filing.

Description of Capital Stock

49.	Describe the voting rights of the common stock. We note that under section 3.13 of your by-laws directors are elected by a plurality of votes.

RESPONSE:

We have moved the discussion of the fact that each share of common stock is entitled to one vote on shareholder matters to earlier in the description to common stock and added additional disclosure regarding the vote needed for the election of Directors and to approve other matters as you have requested.

50.	Provide the information required by Item 202(a)(4) of Regulation S-B.

RESPONSE:

                We have added a discussion of provisions in the charter or by-laws of the Company that may delay, deter or prevent a change in control as you have requested.

51.
Please explain the statement on page 41 that, "We currently have 1,000,000 shares of Series A Preferred Stock outstanding (described below), and the issuance of such Preferred Stock could adversely affect the rights of the holders of common stock. (emphasis added). It appears that the 1 million shares of Series A Preferred already are issued, and they have the right, voting in aggregate, to vote on all shareholder matters equal to 51% of the total vote, such that the common stock are not able to control a vote of shareholders. Please revise this statement and the corresponding paragraph accordingly.

RESPONSE:

We have clarified that the Series A Preferred Stock has been issued and that such issuance “does” adversely affect the rights of the holders of the common stock.

Market for Common Equity and Related Stockholder Matters

52.
Please fill in the blank on page 43 regarding the number of shareholders of Coil Tubing, who will receive shares in this Distribution. Tell us if there are any shareholders who hold more than 5% of Coil Tubing's shares of common stock.

RESPONSE:

We cannot verify the number of record shareholders of Coil Tubing who will receive shares in connection with the Distribution until the Record Date has been set (which has not occurred to date).  Once we set the Record Date and obtain a shareholders list with the number of shareholders as of the Record Date, we will complete the information you have requested.  All greater than 5% shareholders of Coil Tubing are disclosed in the “Security Ownership of Certain Beneficial Owners and Management” under “Shareholders of Coil Tubing.”

Financial

Statements General

53.	Please update your financial statements to comply with Item 310(g) of Regulation S-B.

RESPONSE:

We have included updated financial statements for the six months ended June 30, 2007, as you have requested.

54.
Please revise your financial statements and related notes, and applicable disclosures appearing elsewhere in your filing, to adjust all share details, including the activity in your equity statement and the related earnings per share calculations, to reflect your June 19, 2007 forward stock split on a retroactive basis, to comply with SAB Topic 4:C.

RESPONSE:

The Financial Statements have been updated as you requested.

Consolidated Statements of Operations

55.
Please revise your consolidated statements of operations, your summary financial data on page 9, and your MD&A discussions on pages 35 and 36, to include depreciation expense attributable to cost of sales within your gross profit measures. Please note that the accommodation outlined in SAB Topic 11:B, pertaining to cost of sales, does not extend to measures of gross profit, which if presented should reflect all costs of sales.

RESPONSE:

We have provided depreciation expenses relating to our tools and machinery as a separate line item on the balance sheet to comply with SAB Topic 11:B.

Consolidated Statements of Cash Flows

56.
Please reconcile the 2005 and 2006 capital contribution amounts shown within your cash flows from financing activities to the 2005 and 2006 capital contribution amounts shown on your statement of stockholders' equity on page F- 10, and the related disclosure encompassing both periods appearing in Note 7 on page F-l5.

RESPONSE:

Contributions for year end December 31, 2005	$528,442

Cash Flows From Financing Activities – Contributions to capital	$328,442
Non-Cash Financing Activities – Note payable contributed to capital	200,000
$528,442

Contributions for year end December 31, 2006	$500,488

Cash Flows From Financing Activities – Contributions to capital	$483,575
Non-Cash Financing Activities – Note payable contributed to capital	16,913
$500,488

Note 1 - Organization and Operations

57.	Given that you disclose that you supply a full line of tools to your customer companies, also disclose the reasons you do not have an inventory of tools on your balance sheet.

RESPONSE:

We have presented the value of our tools as a separate line item as machinery on the Balance Sheet to provide greater disclosure of our tools inventory.

Note 2 - Summary of Significant Accounting Policies

58.
We note you disclose on page 35 that $19,000 of your increase in net sales for the three months ended March 31, 2007 compared to the three months ended March 31,2006 was due to payment by your customers for lost drilling tools. Please expand your disclosure under this heading to explain how you account for lost drilling tools, including identification of the financial statement line items impacted. Please also modify your disclosure on page 35 to discuss the effect of the lost tools on your expenses.

RESPONSE:

We have revised and updated the previous disclosure in connection with the June 30, 2007 financial statements and MD&A.

g. Revenue Recognition

59.	We note you disclose on page 31 that tool rental is one of your main business focus. Please expand your disclosure to describe your revenue recognition accounting policy for rental revenue.

RESPONSE:

The revenue recognition accounting policy has been expended to include tool rental income.

                                                                                                                                Yours Very Truly,
                                                                                                                                /S/ John S. Gillies
                                                                                                                                John S. Gillies